

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Wes Cummins
Chief Executive Officer
Applied Digital Corp.
3811 Turtle Creek Blvd., Suite 2100
Dallas, Texas 75219

>   **Re: Applied Digital Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 31, 2024**
>   **File No. 333-279884**

Dear Wes Cummins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Steven E. Siesser, Esq.